March 11, 2019

Attn: Russell Mancuso; Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549

Re:	THC Therapeutics, Inc.
Amendment No. 2 to Form 10-12G Filed December 17, 2018 File No. 000-55994

Ladies and Gentlemen:

THC Therapeutics, Inc. (the “Company”) anticipates that it will amend the Form 10/A and substantively respond to the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 19, 2019, relating to the above-referenced filing (the “Form 10/A”), on or before March 22, 2019.

Sincerely,

THC Therapeutics, Inc.

/s/ Brandon Romanek

Brandon Romanek

Chief Executive Officer